Form S-8

Exhibit 4.06

4.06

Total Comprehensive Income

In June 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2011-05, Presentation of Comprehensive Income, which requires companies to present the components of net income and other comprehensive income either in a single continuous statement or in two separate but consecutive statements. ASU No. 2011-05 eliminates the option to present components of other comprehensive income as part of the statement of changes in stockholders’ equity. ASU No. 2011-05 does not change the items which must be reported in other comprehensive income, how such items are measured or when they must be reclassified to net income. Additionally, ASU No. 2011-05 does not affect the calculation or reporting of earnings per share. ASU 2011-05 is effective for reporting periods beginning after December 15, 2011. In December 2011, the FASB issued ASU No. 2011-12, Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05. ASU No. 2011-12 defers the changes in ASU No. 2011-05 that pertain to how, when and where reclassification adjustments are presented. The Company adopted these ASUs retrospectively effective January 1, 2012 and elected to present comprehensive income in a separate statement immediately following the condensed consolidated statements of income. The adoption had no effect on the Company’s financial position, results of operations or cash flows.  The impact of the adoption to previously issued consolidated financial statements is the presentation of the Comprehensive Income in a separate statement as follows:

	Year Ended December 31,
	2011	2010	2009
Net income (loss)	$(11,643)	$8,182	$(129,109)
Other comprehensive income (loss):
Foreign currency translation adjustments, net of tax	62	583	754
Change in fair value of effective cashflow hedges, net of tax	(116)	89	-
Change in unrealized net gain (loss) on available-for-sale investments, net of tax	(90)	(356)	251
Reversal of a subsidiary's accumulated translation adjustment upon substantial liquidation	132	(1,366)	-
Total other comprehensive income (loss)	(12)	(1,050)	1,005

Comprehensive income (loss)	$(11,655)	$7,132	$(128,104)